UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name)

1 King Street West, Suite 1505

Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.          Eagleford Energy Inc. Material Change Report as filed on SEDAR on January 27, 2012.

2.          Eagleford Energy Inc. News Release as filed on SEDAR on January 27, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 30, 2012	EAGLEFORD ENERGY INC.

By:	/s/ James Cassina
Name: James Cassina
Title: President

Item 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Inc. (“Eagleford” or the "Company")
Suite 1505, 1 King Street West,
Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

January 24, 2012

Item 3.	News Release

Press release issued by the Company on January 27, 2012 and disseminated using a Canadian news wire service.

Item 4.	Summary of Material Change

The Company entered into Debt Settlement Agreements and converted debt in the aggregate amount of CDN$300,000 through the issuance of a total of 3,000,000 units in the capital of the Company at an attributed value of $0.10 per Unit.

Item 5.	Full Description of Material Change

On January 24, 2012 the Company entered into Debt Settlement Agreements and converted debt in the aggregate amount of CDN$300,000 through the issuance of a total of 3,000,000 units in the capital of the Company (each a "Unit") at an attributed value of $0.10 per Unit. Each Unit is comprised of one (1) common share (each a "Share") and one (1) purchase warrant (each a "Warrant"), where each whole Warrant is exercisable until January 24, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.10 per share. The securities underlying the Units, including the Shares and Warrants issued under the Debt Settlement and the common shares of the Company issuable upon due exercise, if any, of the Warrants, will all be subject to statutory hold periods.

Prior to the completion of the Debt Settlement referred to above, the Company had an aggregate of 34,716,076 issued and outstanding Shares. Upon closing of the Debt Settlement the Company has an aggregate of 37,716,076 common shares issued and outstanding

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone: 416 364-4039
Facsimile: 416 364-8244

Item 9.	Date of Report

January 27, 2012

ITEM 2

For immediate release

Eagleford Energy Debt Settlement

Toronto – January 27, 2012 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the "Company”), announces that on January 24, 2012 the Company entered into Debt Settlement Agreements and converted debt in the aggregate amount of CDN$300,000 through the issuance of a total of 3,000,000 units in the capital of the Company (each a "Unit") at an attributed value of $0.10 per Unit. Each Unit is comprised of one (1) common share (each a "Share") and one (1) purchase warrant (each a "Warrant"), where each whole Warrant is exercisable until January 24, 2015 to purchase one (1) additional common share of the Company at a purchase price of $0.10 per share. The securities underlying the Units, including the Shares and Warrants issued under the Debt Settlement and the common shares of the Company issuable upon due exercise, if any, of the Warrants, will all be subject to statutory hold periods.

Prior to the completion of the Debt Settlement referred to above, the Company had an aggregate of 34,716,076 issued and outstanding Shares. Upon closing of the Debt Settlement the Company has an aggregate of 37,716,076 common shares issued and outstanding.

About Eagleford Energy Inc.

Eagleford Energy Inc. is a growth orientated oil and gas company with a focus on growing hydrocarbon reserves, cash flow, and net asset value per share through exploration and production of mineral properties in South Texas. There are approximately 37.7 million shares issued and outstanding in the capital of the Company.

For further information, please contact:

James Cassina

President

Eagleford Energy Inc.

Telephone: (416) 364-4039

Suite 1505, 1 King Street West, Toronto, Ontario, M5H 1A1, Telephone: 416 364-4039, Facsimile: 416 364-8244

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244